

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 14, 2024

Richard Seet
Chief Executive Officer
Tesseract Collective, Inc.
45 Rockefeller Plaza, 20 th Floor
New York, NY 10111

> **Re: Tesseract Collective, Inc.**
> **Amendment No. 4 to Draft Offering Statement on Form 1-A**
> **Submitted April 9, 2024**
> **CIK: 0001934924**

Dear Richard Seet:

We have reviewed your amended draft offering statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23, 2022 letter.

Amendment No. 4 to Draft Offering Statement on Form 1-A

Risk Factors, page 14

1. We note your disclosure on page 1 that you have no intention of operating in the NFT, crypto asset, or cryptocurrency markets, or transacting in cryptocurrency. We note other disclosures throughout the document indicating that you may still hold digital assets, or be operating in the digital asset space. Please revise your next amendment for consistency.

2. We note that your Amended and Restated Certificate of Incorporation contains a forum selection provision. Please provide risk factor disclosure related to your forum selection provision and discuss the effects that your exclusive forum provision may have on potential investors including, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In addition, please disclose whether this

provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources, page 43</u>

3.   We note your disclosure on page 74 that George Kremer is the Managing Director of Homebase Ltd., which beneficially owns 7.3% of the outstanding shares of common stock of the company. We also note that the Series A Preferred Stock sale was a condition for entering into the Kremer License Agreement. Where you reference the Preferred Stock Investor, please clearly disclose the connection between the Kremer License Agreement and the Series A Preferred Stock sale.

Please contact Bonnie Baynes at 202-551-4924 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Janeane Ferrari